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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*

                        AMERICAN FILM TECHNOLOGIES, INC..
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                                (Name of Issuer)

                          COMMON STOCK, $.002 PAR VALUE
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                         (Title of Class of Securities)

                                  026 038-30-7
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                                 (CUSIP Number)

                              Barry L. Burten, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 18, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     026 038-30-7                                     PAGE 2 OF 7 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gerald M. Wetzler         ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                      7   SOLE VOTING POWER
                          13,143,667(1) Common Stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,143,667(1) Common Stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,143,667(1) Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See the information contained in Item 5(a) of this Amendment No. 15.
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CUSIP No. 026 038-30-7                                         Page 3 of 7 Pages


           This Amendment No. 15 ("Am. No. 15"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on
Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by fourteen (14) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Am. No. 15 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.    Security and Issuer.

           Securities:

           Common Stock, $.002 par value ("Common Stock")

           Options to Acquire Common Stock ("Options")
           Please see Item 5

           Issuer:  American Film Technologies, Inc.
                    300 Park Avenue, 17th Floor
                    New York, New York 10022

Item 2.    Identity and Background.

           (A)        Gerald M. Wetzler
           (B)        300 Park Avenue, 17th Floor, New York, New York 10022
           (C) Chairman of the Board and Chief Executive Officer of the Issuer 300 Park Avenue, 17th Floor New York, New York 10022
           (D) Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.
           (E) Mr. Wetzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
           (F)        Citizen of the United States of America.


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CUSIP No. 026 038-30-7                                         Page 4 of 7 Pages


Item 3.    Source and Amount of Funds or Other Consideration.

           Mr. Wetzler exercised the options described in Item 4(B) for an aggregate consideration of $72,000. Mr. Wetzler obtained the $72,000 from his personal funds.


Item 4.    Purpose of Transaction.

           (A) Since Am. No. 14, Mr. Wetzler disposed of 584,000 shares via sale (detailed in the Form 4 filings).

           (B) This Am. No. 15 includes among shares beneficially owned by Mr. Wetzler 250,000 shares acquired upon exercise of his option to purchase common stock at an exercise price of Twelve Cents ($0.12) per share and an additional 668,790 shares acquired upon exercise of his option to purchase common stock at an exercise price of Six and Twenty-Eight Hundredth Cents ($0.0628) per share.

           (C) This Am. No. 15 also includes among shares beneficially owned by Mr. Wetzler an additional 2,997,877 shares issuable upon exercise of options to purchase common stock at an exercise price of Six and Twenty-Eight Hundredths Cents($0.0628) per share. These are part of an option to purchase 10,000,000 shares, which vests at 1 2/3% per month, commencing January 31, 1996 and includes shares exercisable on this option within 60 days of this filing. This excludes 668,790 shares which have already been acquired as part of this option and have been identified in Item 4(B) above.

           (D) This Am. No. 15 does not account for the following unexercised portion of options to purchase shares of common stock, since they were terminated as of the dates set forth below as reported in recent Form 4 filings.

                      (1) 19,750,000 shares of common stock issuable upon exercise of certain remaining unexercised options to purchase common stock at an exercise price of Twelve Cents ($0.12) per share. These options were terminated as of September 12, 1997.

                      (2) 10,000,000 shares of common stock issuable upon exercise of options to purchase common stock at an exercise price of Seven Cents ($0.07) per share. These options were terminated as of September 12, 1997.


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CUSIP No. 026 038-30-7                                         Page 5 of 7 Pages


                      (3) 4,000,000 shares of common stock issuable upon exercise of options to purchase common stock at an exercise price of Nine Cents ($0.09) per share. These options were terminated as of September 18, 1997.

                      (4) 1,500,000 shares issuable upon exercise of options to purchase common stock at an exercise price of Nine Cents ($0.09) per share. These options were terminated on September 18, 1997.


Item 5.    Interest in Securities of Issuer.

           (A) 13,143,667 shares of Common Stock representing approximately 17% of the Common Stock outstanding as of September 15, 1997. Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that he has the right to acquire within sixty (60) days.

           (B) Mr. Wetzler has sole voting and investment power over 13,143,667 shares of Common Stock.

           (C) The above figure (13,143,667) for shares beneficially held by Mr. Wetzler does not include:

                      (1) 30,000,000 shares issuable upon exercise of option to purchase common stock at an exercise price of One Cent ($0.01) per share. This option was purchased by Mr. Wetzler from Issuer on September 12, 1997 for an aggregate price of $130,000, and will not vest until April 12, 1998. Accordingly, Mr. Wetzler may not exercise this option to acquire shares within 60 days. This option terminates on September 12, 1999.

                      (2) 6,333,333 shares issuable upon exercise of option to purchase common stock of the Issuer at an exercise price of Six and twenty-eight hundredths Cents ($0.0628)per share. This option is part of an option to purchase an aggregate of 10,000,000 shares. It was purchased by Mr. Wetzler on January 1, 1996 and vests at 1 2/3% per month until its expiration. At this time, 3,666,667 of the 10,000,000 shares issuable upon exercise of Wetzler's option to purchase have or will vest within 60 days of this Am. No. 15. 668,790 of such shares pursuant to such option were exercised on August 25, 1997 and identified, together with the 2,997,877 unexercised portion, in
                      Item 4(C) above as beneficially owned. The remaining 6,333,333 will not vest


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CUSIP No. 026 038-30-7                                         Page 6 of 7 Pages


                      within 60 days of this filing, and accordingly are not yet deemed to be beneficially owned.

           (D)        Not applicable.

           (E)        Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           (A) January 1, 1996 Option Agreement. Mr. Wetzler was granted 10,000,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of Six and twenty-eight hundredths Cents ($0.0628) per share. The option vests at 1 2/3% each month; thus, 166,667 shares vest each month. The option terminates on January 1, 2001.

           (B) June 17, 1996 Option Agreement. Mr. Wetzler purchased 20,000,000 shares issuable upon his option to purchase common stock at an exercise price of Twelve Cents ($0.12) per share. This option was terminated as of September 12, 1997. However, prior to such termination, Mr. Wetzler had acquired 250,000 shares pursuant to such option, as identified in Item 4(B) above.

           (C) January 3, 1997 Option Agreement. Mr. Wetzler purchased 10,000,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of Seven Cents ($0.07) per share. The option was terminated on September 12, 1997 prior to any exercise.

           (D) May 12, 1997 Option Agreement. Mr. Wetzler purchased 4,000,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of Nine Cents ($0.09) per share. The option was terminated as of September 12, 1997 prior to any exercise.

           (E) June 6, 1997 Option Agreement. Mr. Wetzler purchased 1,500,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of Nine Cents ($0.09) per share. The option was terminated as of September 12, 1997 prior to any exercise.

           (F) September 12, 1997 Option Agreement. Mr. Wetzler purchased 30,000,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of One Cent ($0.01) per share. The

CUSIP No. 026 038-30-7                                         Page 7 of 7 Pages

                      option vests as of April 12, 1998 and terminates as of September 12, 1999.


Item 7.    Material to be Filed as Exhibits.

           (A) The January 1, 1996 Option Agreement is incorporated by reference to Exhibit 10.9 of the Issuer's Form 10-K annual report for the fiscal year ended June 30, 1996.

           (B) The June 17, 1996 Option Agreement is incorporated by reference to Exhibit 10.16 of the Issuer's Form 10-K annual report for the fiscal year ended June 30, 1996.

           (C) September 12, 1997 Option Agreement. Mr. Wetzler purchased 30,000,000 shares issuable upon exercise of his option to purchase common stock at an exercise price of One Cent ($0.01) per share. The option vests as of April 12, 1998 and terminates as of September 12, 1999.



Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      October 2, 1997              /S/ Gerald M. Wetzler
---------------------------     ---------------------------
Date                                 Gerald M. Wetzler